Filed pursuant to Rule 253(g)(2)

File No. 024-10579

Offering Circular Supplement No. 1 Dated October 27, 2017

(To the Offering Circular qualified November 28, 2016)

YILOLIFE INC.

201 S. 36th Street

Phoenix, Arizona 85034

(305) 608-2362

This document (the “Supplement”) supplements, and should be read in conjunction with, the offering circular of YiLoLife Inc., a Delaware corporation (the "Company", "YiLoLife", "we" or "our") originally qualified November 28, 2016 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to disclose we have changed the period of time during which the Offering will continue. Except as provided herein, there are no other changes to the Offering Circular.

The following sections of the offering circular are revised:

PART II

COVER PAGE

We are changing the period of time during which the Offering will continue.

The following sentence on the cover page “We will continue the Offering until Shares with an aggregate sales price of $16,400,000 have been sold or until October 31, 2017, whichever is earlier” is deleted and replaced with the following:

“We will continue the Offering until Shares with an aggregate sales price of $16,400,000 have been sold or until April 29, 2018, whichever is earlier.”

SUMMARY OF OFFERING: OFFERING CIRCULAR SUMMARY – The Offering – Offering Period

The text corresponding to the Offering Period sub-heading is revised in its entirety to read as follows:

“The Offering will commence upon the offering circular filed with the Securities and Exchange Commission being qualified, and will close upon the earlier of (i) the sale of Shares with an aggregate sales price of $16,400,000, or April 29, 2018. This Offering may be terminated at our election at any time.”

PLAN OF DISTRIBUTION: Subscription Period

This section is revised in its entirety to read as follows:

“Subscription Period

The Offering of shares of Common Stock will terminate on April 29, 2018, unless we terminate the offering sooner in our sole discretion regardless of the amount of capital raised (the "Sales Termination Date"). The Sales Termination Date may occur prior to April 29, 2018 if subscriptions for the maximum number of Shares of Common Stock have been received and accepted by us before such date. Subscriptions for shares must be received and accepted by us on or before such date to qualify the subscriber for participation in YiLoLife.”

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect as described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

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